Exhibit (a)(1)(i)

MEMORANDUM TO FOSSIL EMPLOYEES

To:	Fossil Employees Holding Eligible Options

From:	Fossil Legal Department

Date:	August 14, 2007

RE:	TENDER OFFER - Process for Amending Stock Options

We are pleased to announce that Fossil, Inc.’s Tender Offer to Amend Eligible Options (the “Tender Offer”) is officially launching today, August 14, 2007 and will remain open until September 11, 2007 at 10:59 p.m. Central Time (unless we extend or terminate it).

The Tender Offer will provide you with the opportunity to avoid the potentially adverse tax consequences under Section 409A of the Internal Revenue Code you may otherwise incur with respect to your options subject to Section 409A. The specifics of the program are described in the enclosed Offer to Amend Eligible Options and the exhibits thereto.

KEY DOCUMENTS AND MATERIALS ENCLOSED:

•                  Offer to Amend Eligible Options (including Form Amendment to Stock Option Agreements)

•                  Election Form

•                  Withdrawal Form

•                  Addendum Listing Eligible Options

Participation in the Tender Offer is voluntary, and is intended to enable you to eliminate or reduce the potentially adverse personal tax consequences you may otherwise incur with respect to your Eligible Options under Section 409A and similar state tax laws.

IT IS EXTREMELY IMPORTANT THAT YOU READ THE ENCLOSED MATERIALS VERY CAREFULLY.

If you have any questions regarding the Tender Offer or required documentation please contact Randy Hyne at randyh@fossil.com or (972) 699-2115 or Katherine Neverdousky at kneverdousky@fossil.com or (972) 699-6888.